United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release	3
Signature Page	43

BM&F BOVESPA: VALE3, VALE5 NYSE: VALE, VALE.P HKEx: 6210, 6230 EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP

www.vale.com

rio@vale.com

Investor Relations Department

Rogério T. Nogueira

Viktor Moszkowicz

Carla Albano Miller

Andrea Gutman

Claudia Rodrigues

Marcelo Bonança

Marcelo Lobato

Marcio Loures Penna

Samantha Pons

Tel: (55 21) 3814-4540

VALE’S PERFORMANCE IN 1Q14

Rio de Janeiro, April 30, 2014 — Vale S.A. (Vale) delivered a strong operational performance in 1Q14, with iron ore production reaching 71.1 Mt,  the best performance for a first quarter since 1Q08 and registering record production for nickel (67,500 t) and coal (1.8 Mt) in a first quarter.

In 1Q14 we have seen progress across all our business segments despite the seasonal effects of the beginning of the year and the more challenging pricing environment. In April, Moody’s recognized Vale’s disciplined approach to project development, capital allocation and cost reduction, and changed Vale’s rating outlook from neutral to positive.

In 1Q14 Vale posted an adjusted EBITDA of US$ 4.058 billion, including an improved contribution of US$ 549 million from the Base Metals division. Gross sales revenues were US$ 9.682 billion and net income US$ 2.515 billion, equivalent to US$ 0.49 per share.

As a result of our continued cost cutting efforts, the reduction in costs and expenses, net of depreciation charges, reached US$ 218 million in 1Q14 vs. 1Q13, after the adjustment for the US$ 244 million one-off effect of the gold stream transaction in 1Q13. Comparing 1Q14 with 1Q13, SG&A(1) decreased by US$ 60 million (20.1%), R&D decreased by US$ 26 million (15.2%) and pre-operating and stoppage expenses¹ were US$ 103 million lower (33.1%).

Notwithstanding the strong production for a first quarter of the year in most of our business segments, iron ore sales volumes were below potential as we positioned around 3 Mt of the 71.1 Mt production along the supply chain to support greater flexibility and stronger sales volumes in the coming quarters. In addition to lower volumes, a US$ 14.2/t fall in the iron ore price index (IODEX) and a US$ 9.5/t impact from adjustments on iron ore provisional prices negatively impacted the 1Q14 adjusted EBITDA in comparison with 4Q13. Despite the sharp decrease in the IODEX, pellet premiums held up firmly, contributing to support realized pellet prices at US$ 147.31/t, showing a decrease of only US$ 2.86/t from 4Q13.

Vale’s capital expenditures amounted to US$ 2.587 billion in 1Q14. Sustaining capex was US$ 753 million, showing a decrease of about 24.3% when compared to 1Q13. As an additional effect of completing our ongoing projects, our pre-operating expenses, currently at US$ 248 million, will come down even further.

Net debt fell by US$ 1.3 billion in 1Q14 to US$ 23.162 billion. Vale maintained a healthy balance sheet with low leverage, 9.7 years average debt maturity, an average cost of 4.55% per annum and high interest coverage. As of March 31, 2014,

(1)  Net of depreciation.

Vale had a cash position of US$ 7.2 billion before the proceeds from the sale of VLI, which were partially received in April.

We achieved solid results in ferrous minerals albeit at lower prices and with seasonal effects

•      Adjusted EBITDA for the ferrous minerals segment amounted to US$ 3.604 billion in 1Q14, 88.8% of Vale’s adjusted EBITDA in 1Q14.

•      Iron ore production, excluding 2.4 Mt related to Samarco’s attributable production, reached 71.1 Mt, the best performance for a first quarter since 1Q08, helped by better weather conditions and the start-up of the Conceição Itabiritos project.

•      Iron ore and pellet sales volumes reached 67.8 Mt in 1Q14, lower than in the seasonally stronger last quarter of the year, but 4.2% higher than in 1Q13.

•      The completion of the unloading system at our distribution center in Malaysia allowed us to start building inventory to blend different quality ores and generate stronger cash flow in the near future.

•      The average sales price was impacted by the fall of the Platt’s iron ore reference price by US$ 14.2/t and by the fact that in 1Q14 we incurred US$ 349million in gross revenues losses on the adjustment of price provisions registered at the end of 4Q13 (equivalent to a negative impact of US$ 6.4/t in 1Q14, as compared with the US$ 3.1/t positive impact in 4Q13).

•      Iron ore cash cost was US$ 21.6/t, excluding iron ore acquired from third parties.

•      We successfully ramped up Plant 2 (Additional 40 Mtpy) and advanced the development of Serra Leste, which is close to commissioning the iron ore processing facility.

We enhanced Base Metals contribution to the business through consistent cash flow generation

•      Adjusted EBITDA reached US$ 549 million in 1Q14, 13.5% of the total and an increase of US$ 306 million from US$ 243 million in 4Q13.

•      Sales revenues were US$ 1.728 billion, 8.9% lower than in 4Q13, due to lower sales volumes, which were partly mitigated by the initial recovery of nickel prices from an average of US$ 13,870/t in 4Q13 to US$ 14,277/t in 1Q14, having risen above US$ 18,000/t in late April.

•      After the US$ 882 million reduction delivered in 2013, cost and expenses(2) maintained the downward trend with US$ 475 million savings in 1Q14 in comparison with 4Q13.

•        Ramp-up of projects contributed to the increase in Base Metal’s adjusted EBITDA:

•             Salobo I reached close to its nominal capacity of 100,000 t,

•             Onça Puma generated  US$ 15 million in EBITDA,

•             VNC nickel production reached 5,600 t in 1Q14 (2,700 t in March alone), and

•             Long Harbour is expected to produce its first nickel by the end of 2Q14.

•      Looking forward, the ramp-up of ongoing projects reinforces our confidence that the Base Metals segment is set to achieve its EBITDA target of US$ 4 billion in 2016.

We made good progress on the logistics solution for Moatize, while facing a short term negative price environment

(2)  Net of depreciation.

•      Our coal business delivered a negative adjusted EBITDA of US$ 162 million mainly due to low coal prices and the low utilization of Moatize’s asset base as a result of the lack of sufficient rail and port capacity, which will only be achieved with the conclusion of the Nacala Corridor.

•      Production reached 1.8 Mt, our best first quarter ever, with the positive contribution from the ramp-up of Moatize which was partially off-set by the weak performance of Carborough Downs.

•      The Nacala Corridor, with US$ 322 million capex in 1Q14, advanced as expected and reached 62% of physical progress at the greenfield sections, which are the main restriction for the use of the line for the first train in 4Q14.

We continue our homework in Fertilizers

•      Adjusted EBITDA for the fertilizers business increased to US$ 35 million in 1Q14 from the negative US$ 105 million in 4Q13.

•      Efforts to cut costs and expenses started to show results, with savings of US$ 166 million in 1Q14 vs. 4Q13, net of depreciation charges.

•      Rio Colorado stoppage expenses were reduced from US$ 102 million in 4Q13 to US$ 5 million in 1Q14.

2014 will be an important year for us to consolidate our cost cutting efforts, increase efficiency, deliver productivity improvements, and grow our production volume with the completion of seven new projects (Serra Leste, Vargem Grande Itabiritos, Conceição Itabiritos II, Teluk Rubiah, Tubarão VIII, Nacala Corridor and Salobo II).  We are having ongoing discussions about partnerships in selected businesses and expect to reach some progress during the course of the year.

Overall, we remain strongly committed to investing only in world-class assets and will continue to manage our asset portfolio to maximize shareholder value. Our commitment is to streamline our business to generate positive free cash flow in any price scenario.

SELECTED FINANCIAL INDICATORS

	1Q14	4Q13	1Q13%		%
US$ million	(A)	(B)	(C)	(A/B)	(A/C)
Gross operating revenues	9,682	13,273	10,860	(27.1)	(10.8)
Adjusted EBIT	3,021	5,046	4,209	(40.1)	(28.2)
Adjusted EBIT margin (%)	31.8	38.4	39.5
Adjusted EBITDA	4,058	6,639	5,216	(38.9)	(22.2)
Adjusted EBITDA margin (%)	42.7	50.6	49.0
Net income	2,515	(6,451)	3,109	—	(19.1)
Underlying earnings	2,045	3,212	3,096	(36.3)	(33.9)
Underlying earnings per share on a fully diluted basis (US$ / share)	0.40	0.62	0.60	(36.3)	(33.9)
Total gross debt	30,346	29,727	30,191	2.1	0.5
Cash and cash equivalent	7,184	5,324	6,609	34.9	8.7
Total Net Debt	23,162	24,403	23,582	(5.1)	(1.8)
Total gross debt/ adjusted EBITDA (x)	1.4	1.3	1.6	7.6	(9.1)
Capital expenditures (excluding R&D and acquisitions)	2,587	3,840	3,719	(32.6)	(30.4)

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Mina do Azul S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd..

OPERATING REVENUES

Operating revenues totaled US$ 9.682 billion, decreasing 27.1% over 4Q13. The reduction was primarily due to seasonally lower shipments (US$ 2.240 billion), driven mostly by iron ore (US$ 1.780 billion), coal (US$ 190 million) and pellets (US$ 177 million). Lower sales prices also contributed US$ 1.352 billion to this decrease, of which US$ 1.298 billion of iron ore.

The share of the ferrous minerals business — iron ore, pellets, manganese ore and ferroalloys — in operating revenues fell to 71.7% from 76.7% in 4Q13. Given the good operational performance, base metals improved its share in revenues from 14.3% in 4Q13 to 17.8% in 1Q14. Fertilizers increased its share from 4.5% in 4Q13 to 5.9% in 1Q14, while coal declined from 2.5% to 1.4%. Other products increased from 2.1% in 4Q13 to 3.2%.

Shipments to Asia represented 50.1% of total revenues in 1Q14, dropping from the 57.8% figure in 4Q13, but only slightly below the 51.3% registered in 1Q13. The share of the Americas increased to 26.2% from 19.7% in 4Q13 but was similar to the 26.1% recorded in 1Q13. Europe increased its participation slightly from 17.9% in the last quarter to 18.7%, also similar to the 18.5% in 1Q13. Revenues from shipments to the Middle East were 3.5% and the rest of the world contributed with 1.5%.

Sales to China represented 33.2% of total revenues in 1Q14, Brazil 16.4%, Japan 9.1%, Germany 6.1%, South Korea 4.5% and the United States, 4.0%.

GROSS OPERATING REVENUE BY BUSINESS AREAS

US$ million	1Q14%		4Q13%		1Q13%
Ferrous minerals	6,939	71.7	10,177	76.7	7,834	72.1
Iron ore	5,236	54.1	8,314	62.6	6,219	57.3
Pellets	1,471	15.2	1,677	12.6	1,458	13.4
Manganese ore	21	0.2	99	0.7	64	0.6
Ferroalloys	61	0.6	62	0.5	66	0.6
Others	150	1.5	25	0.2	27	0.2
Coal	137	1.4	333	2.5	211	1.9
Metallurgical coal	101	1.0	304	2.3	206	1.9
Thermal coal	36	0.4	29	0.2	6	0.1
Base metals	1,728	17.8	1,897	14.3	1,842	17.0
Nickel	928	9.6	957	7.2	1,084	10.0
Copper	505	5.2	647	4.9	514	4.7
PGMs	156	1.6	132	1.0	125	1.1
Gold	101	1.0	118	0.9	77	0.7
Silver	12	0.1	11	0.1	11	0.1
Cobalt	15	0.2	17	0.1	18	0.2
Others	11	0.1	15	0.1	14	0.1
Fertilizer nutrients	570	5.9	591	4.5	769	7.1
Potash	39	0.4	50	0.4	57	0.5
Phosphates	420	4.3	423	3.2	496	4.6
Nitrogen	92	1.0	95	0.7	196	1.8
Others	19	0.2	23	0.2	20	0.2
Others	308	3.2	275	2.1	204	1.9
Total	9,682	100.0	13,273	100.0	10,860	100.0

GROSS OPERATING REVENUE BY DESTINATION

US$ million	1Q14%		4Q13%		1Q13%
North America	740	7.6	610	4.6	631	5,8
South America	1,797	18.6	1,731	13.0	1,950	18,0
Brazil	1,588	16.4	1,571	11.8	1,759	16,2
Others	209	2.2	160	1.2	191	1,8
Asia	4,853	50.1	7,868	59.3	5,746	52,9
China	3,213	33.2	5,687	42.8	4,442	40,9
Japan	880	9.1	1,163	8.8	498	4,6
Others	760	7.9	1,018	7.7	806	7,4
Europe	1,808	18.7	2,432	18.3	2,067	19,0
Germany	587	6.1	920	6.9	681	6,3
Italy	294	3.0	271	2.0	283	2,6
Others	927	9.6	1,241	9.4	1,103	10,2
Middle East	338	3.5	458	3.5	343	3,2
Rest of the World	146	1.5	173	1.3	123	1,1
Total	9,682	100.0	13,273	100.0	10,860	100.0

COSTS AND EXPENSES

Costs and expenses, net of depreciation charges, showed a decrease of US$ 218 million when compared to 1Q13, after adjustment for the US$ 244 million one-off effect of the gold stream transaction. Costs increased by US$ 133 million and expenses decreased by US$ 351 million, reflecting lower SG&A, R&D and pre-operating and stoppage expenses. The comparison with 4Q13 is positive with a reduction in costs and expenses of US$ 1.529 billion.

Cost of Goods Sold (COGS)

In 1Q14, COGS was US$ 5.590 billion practically stable in comparison to 4Q13, after adjusting for lower volumes (-US$ 914 million) and exchange rate (-US$ 152 million)(3). The main driver of cost decrease was materials (US$ 67 million), and the main contributor to higher costs was outsourced services, which increased by US$ 83 million.

Materials were US$ 810 million in 1Q14, US$ 284 million lower than in 4Q13. After adjusting for lower volumes (-US$ 191 million) and exchange rate variations (-US$ 26 million), there was a net decrease of US$ 67 million, reflecting lower costs with the base metals (US$ 31 million) and the coal operations (US$ 13 million).

Outsourced services were US$ 902 million in 1Q14, US$ 88 million lower than in 4Q13. After adjusting for lower volumes (-US$ 139 million) and exchange rate variations (-US$ 32 million), there was a net increase of US$ 83 million, reflecting higher costs with the base metals (US$ 57 million) and the ferrous minerals operations (US$ 27 million). An important driver for the increase in outsourced services was the concentration of maintenance work in 1Q14, including the US$ 5 million costs incurred to activate new trucks which will be used for the 120 Mt mine plan in Carajás.

(3)  COGS currency exposure in 1Q14 was made up as follows: 55% Brazilian Reais, 26% US dollar, 15% Canadian dollar, 3% Australian dollar and 1% other currencies.

TOTAL COST OF GOODS SOLD - 4Q13 x 1Q14 (US$ million)

		Variance drivers				1Q14
US$ million	4Q13	Volume	Exchange Rate	Others	Total Variation 4Q13x 1Q14	Total
Outsourced services	990	-139	-32	83	-88	902
Materials	1,094	-191	-26	-67	-284	810
Energy (Electricity, fuel & gas)	657	-74	-23	1	-96	561
Acquisition of products	424	-34	-4	34	-3	420
Iron ore and pellets	128	-27	—	28	1	129
Base metals products	128	-9	-3	1	-11	117
Other products	168	2	-1	5	6	174
Personnel	897	-129	-29	-61	-219	678
Freight	1,036	-344	—	—	-344	692
Depreciation	992	—	-31	-20	-51	941
Others	568	-3	-7	28	18	586
Total	6,658	-914	-152	-2	-1,068	5,590

Note: The effects of volume, exchange rate and other variations are not accounting figures calculated for management purposes.

COGS increased US$ 271 million in 1Q14 versus 1Q13, after adjusting for higher volumes (US$ 378 million) and exchange rate (-US$ 463 million). The main negative underlying factors were depreciation (US$ 141 million) and outsourced services (US$ 118 million).

Depreciation was impacted by US$ 85 million due to new projects coming on stream (Additional 40, CLN 150 and Conceição Itabiritos).

Outsourced services reflected mainly higher costs in the iron ore segment (US$ 72 million), including higher costs with CPBS (US$ 40 million) and MRS tariff renewal (US$ 25 million).

TOTAL COST OF GOODS SOLD - 1Q13 x 1Q14 (US$ million)

		Variance drivers				1Q14
US$ million	1Q13	Volume	Exchange Rate	Others	Total Variation 1Q13x 1Q14	Total
Outsourced services	834	38	-88	118	68	902
Materials	949	21	-110	-50	-139	810
Energy (Electricity, fuel & gas)	587	13	-78	39	-26	561
Acquisition of products	285	85	-7	57	135	420
Iron ore and pellets	66	2	—	61	63	129
Base metals products	119	3	-7	2	-2	117
Other products	100	80	—	-6	74	174
Personnel	747	21	-77	-13	-69	678
Freight	603	89	—	—	89	692
Depreciation	889	—	-89	141	52	941
Others	510	111	-14	-21	76	586
Total	5,404	378	-463	271	186	5,590

Note: The effects of volume, exchange rate and other variations are not accounting figures calculated for management purposes.

COGS

US$ million	1Q14%		4Q13%		1Q13%
Outsourced services	902	16.1	990	14.9	834	15.4
Material	810	14.5	1,094	16.4	949	17.6
Energy	561	10.0	657	9.9	587	10.9
Fuel and gases	415	7.4	476	7.1	427	7.9
Electric energy	145	2.6	181	2.7	160	3.0
Acquisition of products	420	7.5	424	6.4	285	5.3
Iron ore and pellets	129	2.3	128	1.9	66	1.2
Base metals products	117	2.1	128	1.9	119	2.2
Other products	174	3.1	168	2.5	100	1.9
Personnel	678	12.1	897	13.5	747	13.8
Maritime freight	692	12.4	1,036	15.6	603	11.2
Others	586	10.5	568	8.5	510	9.4
Total Costs before depreciation and amortization	4,649	83.2	5,666	85.1	4,515	83.5
Depreciation and amortization	941	16.8	992	14.9	889	16.5
Total COGS (Cost of Goods Sold)	5,590	100.0	6,658	100.0	5,404	100.0

Expenses

SG&A(4), accounting for 31.6% of total expenses, reached US$ 282 million in 1Q14, US$ 57 million lower than in 4Q13. Lower SG&A expenses were driven by a decrease in administrative expenses (US$ 95 million), resulting from lower third party services expenses (US$ 70 million) and advertising and publicity (US$ 13 million). Sales expenses were up by US$ 38 million, amounting to US$ 42 million in 1Q14.

R&D expenses, accounting for 16.3% of total expenses, totaled US$ 145 million in 1Q14, US$ 127 million lower than the US$ 272 million in 4Q13.

Pre-operating and stoppage expenses(5), 27.8% of total expenses, decreased to US$ 248 million in 1Q14 from US$ 473 million in 4Q13, reflecting lower expenses in Rio Colorado (US$ 97 million), Long Harbour (US$ 46 million), VNC (US$ 46 million) and Onça Puma (US$ 22 million).

Other operating expenses(6), 24.3% of total expenses, were US$ 217 million in 1Q14, a decrease of US$ 120 million when compared to the US$ 337 million in 4Q13. It is worth mentioning that in 4Q13 we had credit of US$ 212 million (reduction of expenses) as part of a decrease in the CFEM provision. Excluding this provision, other operating expenses decreased by US$ 332 million in 1Q14.

(4)  Including depreciation.

(5)  Including depreciation.

(6)  Including depreciation.

EXPENSES

US$ million	1Q14%		4Q13%		1Q13%
SG&A	282	31.6	339	23.9	352	34.1
Administrative	240	26.9	335	23.6	317	30.7
Personnel	110	12.3	116	8.2	143	13.8
Services	44	4.9	114	8.0	69	6.7
Depreciation	44	4.9	51	3.6	54	5.2
Others	42	4.7	54	3.8	51	4.9
Selling	42	4.7	4	0.3	35	3.4
R&D	145	16.3	272	19.1	171	16.6
Pre-operating and stoppage expenses(1)	248	27.8	473	33.3	375	36.3
VNC	121	13.6	167	11.8	142	13.7
Rio Colorado	5	0.6	102	7.2	7	0.7
Onça Puma	—	—	22	1.5	29	2.8
Long Harbour	19	2.1	65	4.6	58	5.6
Others	103	11.5	117	8.2	139	13.5
Other operating expenses	217	24.3	337	23.7	135	13.1
Total(2)	892	100.0	1,421	100.0	1,033	100.0

(1) Includes U$ 40 million of depreciation charges in 1Q14, US$ 51 million in 4Q13 and US$ 64 million in 1Q13

(2) Does not include gain/loss on sale of assets

TOTAL EXPENSES NET OF DEPRECIATION AND GOLD STREAM

US$ million	1Q14	4Q13	1Q13
SG&A	282	339	352
R&D	145	272	171
Pre-operating and stoppage expenses	248	473	375
Other operating expenses	217	337	135
Total expenses including depreciation	892	1,421	1,033
Depreciation	85	99	119
Total expenses without depreciation	807	1,322	914
Gold stream (reduction of expenses)	—	—	244
Total expenses without depreciation and gold stream	807	1,322	1,158

CASH GENERATION AND OPERATING INCOME

Cash generation, measured by adjusted EBITDA, was US$ 4.058 billion in 1Q14, 38.9% lower than in 4Q13. The impacts of lower iron ore sales prices and volumes (US$ 2.399 billion) and lower dividends received from non-consolidated affiliates (US$ 488 million), which traditionally are concentrated in the fourth quarter of the year, were the main factors for the decrease in adjusted EBITDA versus 4Q13.

Operating income, measured by adjusted EBIT, was US$ 3.021 billion in 1Q14, 40.1% lower than in 4Q13 and 28.2% lower than in 1Q13. The adjusted EBIT margin reduced to 31.8% in 1Q14, against 38.4% in 4Q13 and 39.5% in 1Q13.

Cash generation was also supported by a US$ 1.867 billion reduction in accounts receivable and by the utilization of tax credits (US$ 755 million), recorded as an impact of the REFIS settlement (for details on cash flows see Annex I — Financial Statements — Cash Flow).

ADJUSTED EBITDA

US$ million	1Q14	4Q13	1Q13
Gross operating revenues	9,682	13,273	10,860
Net operating revenues	9,503	13,125	10,646
COGS	(5,590)	(6,658)	(5,404)
SG&A	(282)	(339)	(352)
Research and development	(145)	(272)	(171)
Other operational expenses	(465)	(810)	(510)
Adjusted EBIT	3,021	5,046	4,209
Depreciation, amortization & exhaustion	1,026	1,094	1,007
Dividends received	11	499	—
Adjusted EBITDA	4,058	6,639	5,216
Non-recurring effects excluded from analysis	—	(2,513)	—

ADJUSTED EBITDA BY BUSINESS AREA

US$ million	1Q14	4Q13	1Q13
Ferrous minerals	3,604	6,654	4,637
Coal	-162	-82	-226
Base metals(1)	549	243	697
Fertilizer nutrients	35	-105	82
Others	32	-71	26
Total	4,058	6,639	5,216

(1) Including US$ 244 million from the gold stream transaction.

NET INCOME

In 1Q14, net income totaled US$ 2.515 billion, equal to US$ 0.49 per share. After excluding net effects of foreign exchange and mark-to-market of shareholder debentures, net income amounted to US$ 2.045 billion.

Net financial results were positive US$ 149 million in 1Q14, against negative US$ 4.156 billion in 4Q13, as detailed in the table FINANCIAL RESULTS in Annex 1. The main items in net financial results include: (i) financial expenses of US$ 682 million, mainly due to interest and REFIS expenses, (ii) financial revenues of US$ 103 million, (iii) foreign exchange and monetary gains of US$ 516 million, due to the BRL appreciation of 3.4% against the USD in 1Q14 and (iv) mark-to-market gains on derivatives of US$ 212 million.

Equity income from affiliated companies

Equity income from affiliated companies totaled US$ 195 million in 1Q14, up from US$ 116 million in the previous quarter and US$ 172 million in 1Q13. The ferrous minerals business was the main contributor to the equity income result, with US$ 217 million, reflecting good results from our pelletizing affiliates: Samarco (US$ 174 million) and the leased pelletizing companies in Tubarão (US$ 28 million).  The construction of Samarco’s fourth pellet plant will play an important role in increasing Samarco’s results in the future, once its capacity increases from 22.5 Mt to 30.5 Mt.

UNDERLYING EARNINGS

US$ million	1Q14	4Q13	1Q13
Underlying earnings	2,045	3,212	3,096
Items excluded from basic earnings
Impairment on assets	—	-2,298	—
Gain(loss) on sale of assets	—	-366	—
Shareholders Debentures	-22	-16	-172
Foreign exchange and monetary variation gains (losses), net	516	-934	81
Currency and interest rate swaps	218	-226	110
Gain (loss) on sale of investments	—	41	—
Fair value on financial instruments available for sale	—	214	—
Other	—	27	—
Financial expenses - REFIS	—	-2,637	—
Tax effects of the adjustments	-242	364	-6
Income taxes - REFIS	—	-3,832	—
Net Income	2,515	-6,451	3,109

INVESTMENTS

In 1Q14, Vale’s capital expenditures amounted to US$ 2.587 billion, comprised of US$ 1.834 billion in project execution and US$ 753 million in sustaining. This represents a decrease of US$ 1.132 billion when compared to the US$ 3.719 billion spent in 1Q13.

INVESTMENTS BY BUSINESS AREA - 1Q14

US$ million	Projects	%	Sustaining capex	%	Total	%
Ferrous minerals	1,066	58.1	456	60.5	1,522	58.8
Coal	451	24.6	31	4.1	482	18.6
Base metals	156	8.5	186	24.6	341	13.2
Fertilizer nutrients	8	0.4	33	4.4	41	1.6
Power generation	36	2.0	1	0.1	37	1.4
Steel	118	6.4	—	—	118	4.6
Others	—	—	47	6.2	47	1.8
Total	1,834	100.0	753	100.0	2,587	100.0

PROJECT EXECUTION

Vale´s investments in project execution reduced from US$ 2.725 billion in 1Q13 to US$ 1.834 billion in 1Q14. Ferrous minerals represented 58% of our investments in project execution, while base metals and coal combined accounted for 33% of the total.

PROJECT EXECUTION BY BUSINESS AREA

US$ million	1Q14%		4Q13%		1Q13%
Ferrous minerals	1,066	58.1	1,367	55.9	1,204	44.2
Coal	451	24.6	514	21.0	173	6.4
Base metals	156	8.5	319	13.0	657	24.1
Fertilizer nutrients	8	0.4	86	3.5	316	11.6
Logistics services - general cargo	—	—	78	3.2	156	5.7
Power generation	36	2.0	72	2.9	70	2.6
Steel	118	6.4	11	0.5	150	5.5
Total	1,834	100.0	2,447	100.0	2,725	100.0

Ferrous minerals

Of the investments in ferrous minerals of US$ 1.066 billion, in 1Q14, 90% were related to growth initiatives in the iron ore business, namely: (a) Carajás and related infrastructure expansion (US$ 582 million); (b) Itabiritos projects — (US$ 250 million); and (c) global distribution network (US$ 115 million), mainly related to the distribution center in Malaysia.

In Carajás, Plant 2 (formerly Additional 40 Mtpy) continues its ramp up and the Serra Leste processing plant is expected to start up soon. Located in the eastern range of Carajás, Serra Leste is already commissioning its processing facility.

Our major iron ore project, S11D (including mine, plant and associated logistic — CLN S11D), reached 29% of aggregated physical progress in 1Q14 and is running below budget. During the quarter, Vale was granted authorizations for vegetation removal in the mine site and initiated pile driving the foundations of the North Berth in PDM’s Pier IV.

Most of the capital expenditures with the Itabiritos projects in 1Q14 were dedicated to the Vargem Grande Itabiritos project, amounting to US$ 106 million. Vargem Grande Itabiritos concluded mechanical assembly of the screening and grinding facilities and civil construction work for the long distance conveyor belt. Also part of the project, the expansion of the Andaime railway terminal is well advanced, increasing capacity to transfer ore from the conveyor belt to the MRS railway. Capex for the Cauê Itabiritos and Conceição Itabiritos II projects amounted to US$ 67 and US$ 60 million, respectively.

Vale’s distribution center in Malaysia, Teluk Rubiah, is already receiving Valemax vessels and successfully operating its unloading terminal. The loading system is well advanced and the start-up is expected for 2H14.

Samarco completed its Pellet Plant IV project, increasing its production capacity by 37% through the construction of a 9.5 Mt iron ore concentration plant, a 20 Mt slurry pipeline (400 km long) and an 8.25 Mt pellet plant. The project which is currently ramping-up was completed within schedule (35 months) and on budget (US$ 3.2 billion).

The Tubarão VIII pellet plant project is reaching the end of its implementation, with several tests being performed for the start-up in the near future.

Coal

In 1Q14, Vale invested US$ 134 million in the Moatize II project and US$ 322 million in its associated logistics structure, the Nacala corridor.

Moatize II achieved 61% physical progress in the quarter, with civil construction work for the rail loop initiated and civil construction work concluded at the primary crusher, conveyor belt and processing plant.

The port and railway reached 53% and 46% physical progress in 1Q14, respectively. In the Nacala port, we finalized the pile driving for the access bridge and berth. Construction of over 50% of the railway bridges was concluded in the railway section in Malawi. In the Mozambique segment, we completed 30 km of railway track for the brownfield part.

Base metals

Investments in Salobo II totaled US$ 109 million in 1Q14. The project reached 97% physical completion, advancing on the commissioning activities. Salobo II is expected to come on stream below budget in 1H14.

DESCRIPTION AND STATUS OF MAIN PROJECTS

Project	Description	Capacity Mtpy	Status
Ferrous minerals projects
Carajás Serra Sul S11D	• Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil	90	• Authorization issued from IBAMA for vegetation removal for the mine site • Electromechanical assembly of modules achieved 50% completion • Installation license issued
CLN S11D	• Duplication of 570 km railway, with construction of rail spur of 101 km • Acquisition of wagons, locomotives, and onshore and offshore expansions at PDM maritime terminal	230 (80)(1)

•        Pile driving of the foundations of the North Berth initiated

•        Assembly and tests of the railway signaling equipment for the EFC initiated

•        Earthworks for railway duplication and civil engineering work on the rail spur to connect the mine to the EFC in progress

•        Installation license issued

Serra Leste	• Construction of new processing plant in Carajás, Pará, Brazil	6	• Commissioning of the iron ore processing facility well advanced • Installation license issued
V. Grande Itabiritos	• Construction of a new iron ore processing plant, in the Southern System, Minas Gerais, Brazil	10	• Mechanical assembly of the screening and grinding facilities concluded • Civil engineering work for the long distance conveyor belt concluded • Operating license expected for 2H14
Conceição Itabiritos II	• Adaptation of the existing plant to process lower grade itabirites from the Conceição mine, located in the Southeastern System, Minas Gerais, Brazil	19(0)(1)	• Ongoing civil engineering and steel structure assembly of the crushing and screening buildings • Installation license issued
Cauê Itabiritos	• Adaptation of the plant to process low-grade itabirites from the Minas do Meio, located in the Southeastern System, Minas Gerais, Brazil	24 (4)(1)

•        Ongoing electromechanical assembly of the quaternary screening and grinding

•        Ongoing steel structure assembly of the grinding facility

•        Preliminary and installation licenses for new primary crusher expected for 1H15

Tubarão VIII	• Construction of the eighth pellet plant at our existing site at the Tubarão Port, Espírito Santo, Brazil	7.5	• Heating of the furnace initiated • Commissioning activities in final stage • Operating license expected for 1H14
Teluk Rubiah	• Construction of a storage yard and maritime terminal for the 400,000 dwt vessels in Teluk Rubiah, Malaysia	30	• Unloading system received the first vessel • Mechanical assembly of the loading system reached 89%
CSP(2)	• Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil.	1.5	• Assembly of main facilities initiated • Preliminary and installation licenses issued

(1) Net additional capacity

(2) Relative to Vale’s stake in the project

Project	Description	Capacity Mtpy	Status
Coal projects
Moatize II	• New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique	11	• Civil engineering work at the primary crusher, conveyor belt and processing plant concluded • Civil engineering work on the rail loop initiated
Nacala corridor	• Railway and port infrastructure connecting the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique	18

•        Over 50% of the railway bridges in the Malawi section concluded

•        Rehabilitation of 3 bridges and 30 km of the railway track of the brownfield segment in Mozambique finalized

•        Ongoing electromechanical assembly of the unloading wagon system and ore stockpiling

•        Pile driving of the access bridge and berth concluded

Base metals projects
Salobo II	• Salobo expansion, raising height of tailing dam and increase in mine capacity, located in Marabá, Pará, Brazil	100,000 tpy	• Commissioning of the grinding and pre commissioning of the flotation cells initiated

In the following table we do not include pre-operating expenses in the estimated capex for the year, although these expenses are included in the total estimated capex column, in line with our Board of Directors approval process.

PROGRESS INDICATORS

	Capacity	Estimated	Executed capex US$ million		Estimated capex US$ million		Physical
Project	Mtpy	start-up	2014	Total	2014	Total	progress
Ferrous minerals projects
Carajás Serra Sul S11D	90	2H16	216	2,847	1,091	8,089	50%
CLN S11D	230 (80)(1)	1H14 to 2H18	276	1,432	1,914	11,582	15%
Serra Leste	6	2H14	16	435	34	478	77%
V. Grande Itabiritos	10	2H14	106	1,398	376	1,910	85%
Conceição Itabiritos II	19 (0)(1)	2H14	60	712	240	1,189	83%
Cauê Itabiritos	24 (4)(1)	2H15	67	420	373	1,504	55%
Tubarão VIII	7.5	1H14	50	1,133	154	1,321	97%
Teluk Rubiah	30	2H14	101	1,105	278	1,371	97%
CSP(2)	1.5	2H15	113	985	197	2,570	51%

(1) Net additional capacity

(2) Relative to Vale’s stake in the project

	Capacity	Estimated	Executed capex US$ million		Estimated capex US$ million		Physical
Project	Mtpy	start-up	2014	Total	2014	Total	progress
Coal projects
Moatize II	11	2H15	134	974	761	2,068	61%
Nacala corridor	18	2H14	322	1,662	1,812	4,444	50%
Base metals projects
Salobo II	100,000 tpy	1H14	109	1,163	332	1,707	97%

SUSTAINING CAPEX

Sustaining capital expenditures amounted to US$ 753 million in 1Q14, 24% lower than in 1Q13. Ferrous minerals accounted for 61% while Ferrous Minerals and Base Metals combined represented over 85% of the total.

Sustaining capital expenditures for Ferrous Minerals included: (i) replacement and acquisition of new equipment (US$ 74 million), (ii) expansion of tailing dams (US$ 57 million), (iii) operational enhancement (US$ 34 million) and (iv) improvement in the current standards of health and safety and environmental protection (US$ 36 million). Maintenance of railways and ports serving our mining operations in Brazil totaled US$ 175 million.

Sustaining capex in the base metals operations was mainly dedicated to: (a) operations (US$ 134 million), (b) expansion of tailing dams (US$ 19 million) and (c) improvement in the current standards of health and safety and environmental protection (US$ 18 million).

In 1Q14, investments in corporate social responsibility reached US$ 53 million, of which US$ 38 million for environmental protection and conservation and US$ 15 million for social projects.

SUSTAINING CAPEX BY TYPE - 1Q14

US$ million	Ferrous Minerals	Coal	Base Metals	Fertilizer	TOTAL
Operations	284	15	134	15	448
Waste dumps and tailing dams	57	2	19	3	82
Health and Safety	51	1	3	1	56
CSR	29	5	16	2	53
Administrative & Others	82	7	13	11	114
Total	503	31	186	33	753

SUSTAINING CAPEX BY BUSINESS AREA

US$ million	1Q14%		4Q13%		1Q13%
Ferrous minerals	456	60.5	630	45.2	570	57.4
Coal	31	4.1	68	4.9	20	2.0
Base metals	186	24.6	451	32.4	241	24.2
Fertilizer nutrients	33	4.4	120	8.6	54	5.5
Logistics services - general cargo	—	—	45	3.2	56	5.6
Power generation	1	0.1	4	0.3	—	—
Others	47	6.2	75	5.4	53	5.3
Total	753	100.0	1,393	100.0	994	100.0

PORTFOLIO MANAGEMENT

In 1Q14, Vale received US$ 99 million from the sale of Log-in shares at the end of 2013. In April, Vale concluded the sale of stakes totaling 35.9% in VLI to Mitsui and FI-FGTS, with R$ 709 million paid directly to Vale from Mitsui and the remaining R$ 2 billion contributed to VLI (of which R$ 803 million was paid to Vale due to an intercompany bridge loans).  In the near future, as conditions precedent are fulfilled, Vale will receive the R$ 2 billion in additional proceeds from the sale of 26.5% stake in VLI to Brookfield.

DEBT INDICATORS

We continue to maintain a healthy balance sheet with a low-risk debt portfolio, characterized by low leverage, high interest coverage, long average maturity and low cost.

As of March 31, 2014, Vale’s net debt decreased to US$ 23.162 billion from US$ 24.403 billion in December 31, 2013. Our total debt was US$ 30.346 billion, with a US$ 7.184 billion cash position(7).

Debt leverage, measured by total gross debt/LTM adjusted EBITDA(d), was 1.4x as of March 31, 2014. The total debt/enterprise value(e) increased to 32.1% on March 31, 2014, against 28.7% on December 31, 2013, due to the fall in Vale’s market capitalization.

The average debt maturity showed a slight decrease from 9.9 years at the end of 2013 to 9.7 years, but is still in line with our goal of maintaining long debt maturity to minimize refinancing risks. The average cost was 4.55% per annum, against 4.59% on December 31, 2013.

Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment ratio(f), was 13.8x, against 14.7x on December 31, 2013.

Considering hedge positions, the total debt on March 31, 2014 was composed of 32% of floating interest rates and 68% fixed interest rate-linked debt, while 97% was denominated in US dollars and the remainder in other currencies.

In 1Q14, Vale signed a US$ 775 million financing agreement with the Export Development Canada (EDC). The loan facility was structured as an unsecured, non-revolving loan facility, to finance our global capex plans.

In April, Vale negotiated a financing agreement with Banco Nacional do Desenvolvimento Econômico e Social (BNDES) in the amount of R$ 6.2 billion, for the implementation of the Carajás Serra Sul S11D and CLN S11D projects. The financing term is ten years and the funds will be disbursed within three years according to projects plans.

(7)      Cash holdings include cash and cash equivalents, as well as short-term investments of US$ 2 million as of March 31, 2014.  Such cash position did not include any proceeds from the divestiture of the VLI stakes, which was mentioned earlier in this report.

Also in April, Moody’s changed Vale’s rating outlook from neutral to positive recognizing: “Vale’s more focused and disciplined approach to project development, capital allocation, resizing of its asset portfolio to strategically important business segments, divestiture of such non-strategic assets, and focus on cost reduction”.

DEBT INDICATORS

US$ million	1Q14	4Q13	1Q13
Total debt	30,346	29,727	30,191
Net debt	23,162	24,403	23,582
Total debt / adjusted LTM EBITDA (x)	1.4	1.3	1.6
Adjusted LTM EBITDA / LTM interest expenses (x)	13.8	14.7	13.7
Total debt / EV (%)	32.1	28.7	26.2

PERFORMANCE OF THE BUSINESS SEGMENTS

In 1Q14, iron ore and pellets businesses were the main contributors to adjusted EBITDA. The base metals business showed significant improvement in the quarter. The fertilizers business improved to a positive adjusted EBITDA, while coal had a negative contribution to adjusted EBITDA.

SEGMENT INFORMATION — 1Q14, as per footnote of financial statements

US$ million	Net operating revenues	Cost(1)	Expenses(1)	R&D	Pre operating & stoppage (1)	Dividends	Adj. EBITDA (2)
Ferrous minerals	6,818	(2,785)	(328)	(61)	(51)	11	3,604
Iron ore	5,183	(1,955)	(324)	(61)	(24)	—	2,819
Pellets	1,431	(612)	(3)	—	(22)	11	805
Ferroalloys and manganese	69	(55)	(2)	—	(5)	—	7
Others ferrous	135	(163)	1	—	—	—	(27)
Coal	137	(237)	(53)	(1)	(8)	—	(162)
Base metals	1,728	(1,011)	(18)	(31)	(119)	—	549
Nickel operations & by products	1,400	(809)	(25)	(31)	(115)	—	420
Copper operations & by products	328	(202)	7	—	(4)	—	129
Fertilizer nutrients	533	(429)	(22)	(17)	(30)	—	35
Others	287	(187)	(33)	(35)	—	—	32
Total	9,503	(4,649)	(454)	(145)	(208)	11	4,058

(1) Excluding depreciation and amortization

(2) Excluding non-recurring effects

Ferrous minerals

Iron ore

Adjusted EBITDA for iron ore in 1Q14 was US$ 2.819 billion, 46.3% lower than in 4Q13. The main reasons for the decrease were lower sales prices and volumes (US$ 2.399 billion). Adjusted EBITDA decreased by 24.2% against 1Q13, mainly due to lower sales prices (US$ 1.104 billion).

Gross iron ore sales revenues in 1Q14 were US$ 5.236 billion, 37.o% below 4Q13, due to lower sales volumes and prices. The 15.8% decrease against 1Q13 was due to lower prices, while higher sales volumes partly mitigated the loss in revenues.

Vale’s average realized iron ore price decreased from US$ 112.97 per metric ton in 4Q13 to US$ 90.52 in 1Q14, a steeper drop than the reduction of the average Platt’s IODEX 62% from US$ 134.6 per dry metric ton (CFR China) in 4Q13 to US$ 120.4 in 1Q14. The main reason for the sharper drop was the negative effect of the reversal of price provisions recorded at the end of 4Q13. The price difference was magnified by gains recorded in 4Q13 resulting from realized prices better than the provisional prices. Other negative effects on average prices, such as results from lower CFR sales cancelled out with the positive impact of volumes sold under contracts linked to lag prices(8).

The combined quarter-on-quarter impact of provisional price adjustments for sales based on the spot price after delivery (Vale Delivery Price — VDP) in 1Q14 and 4Q13 was negative US$ 9.5/t. Prices provisioned by the end of December 2013 had to be adjusted downward during 1Q14, since actual iron ore prices on delivery date were lower than originally provisioned at year-end (an effect equivalent to US$ 6.4/t). The opposite effect happened in the previous quarter, as prices increased in relation to the price provisioned at the end of September 2013, positively impacting 4Q13 results (an effect equivalent to US$ 3.1/t).

Our iron ore sales in 1Q14 were priced through three basic systems: (i) 44% based on the current quarter, monthly and daily spot prices; (ii) 41% based on the spot price after delivery; and (iii) 15% linked to past prices (three-month average with a one-month lag).

Iron ore sales volumes reached 57.843 Mt in 1Q14, an increase of 3.9% against 1Q13, supported by a production increase in most of Vale´s mines. Traditionally the first quarter of the year concentrates scheduled maintenance with the goal of consolidating production stoppages at a time of unfavorable weather conditions and, therefore, the first quarter is traditionally one of lower production. In this context, compared to the seasonally stronger last quarter of the year, sales volumes in 1Q14 were 21.4% lower than in 4Q13.

We also started to build inventories in our distribution center in Malaysia (Teluk Rubiah), as its unloading system was operational by the end of March 2014 and demand tends to be weaker in the first half of the year.

Sales on a CFR basis totaled 26.8 Mt in 1Q14, representing 46.4% of total shipments, versus 37.9 Mt in 4Q13, equivalent to 51.5% of total shipments.

In 1Q14, iron ore production, excluding Samarco’s attributable production of 2.4 Mt, was 71.1 Mt, 9.6% higher than in 1Q13, as a result of better weather conditions, the ramp-up of Plant 2 and the start-up of the Conceição Itabiritos project, which reached close to 25% of its nominal capacity at the end of the quarter. Output decreased compared to 4Q13 due to scheduled maintenance stoppages.

Iron ore Costs and Expenses

Iron ore costs were US$ 2.290 billion. After adjusting for the effects of lower volumes (-US$ 671 million) and currency variations (-US$ 66 million), costs increased by US$ 11 million when compared to 4Q13, mainly reflecting higher costs with outsourced services (US$ 31 million).

The increase in outsourced services is a result of the concentration of maintenance services in the first half of the year, due to weather seasonality. Additionally, after receiving in January 2014 the license in Carajás that secured our 120 Mt mining plan for the year, we spent US$ 5 million to activate new trucks to transport the additional ore we will produce this year.

(8) Sales linked to past prices had a positive quarter-on-quarter effect. The contracts in 1Q14 were priced with reference to the average for Sep-Oct-Nov of US$ 134.0/t, against US$ 126.4/t in 4Q13 (average for Jun-Jul-Aug).

Maritime freight costs reached US$ 642 million in 1Q14, which, as stated previously, are fully accrued as cost of goods sold. Freight costs were down US$ 332 million when compared to 4Q13 due to lower CFR volumes. Additionally, it is worth mentioning that we are using a new accounting methodology in freight. For example: in 4Q13, shipping running costs such as personnel, maintenance, insurance and procurement were not accounted as freight but were allocated across different cost items. In 2014, all the running costs are stated as part of freight costs. Under this new methodology, average freight cost was US$ 24 per metric ton in 1Q14.

Other operational costs reached US$ 285 million, decreasing from the US$ 386 million in 4Q13. The TFRM was US$ 44 million in 1Q14, against US$ 54 million in 4Q13. CFEM, Brazil’s federal mining royalty, was US$ 110 million, US$ 21 million lower than in 4Q13.

Deducting iron ore freight costs of US$ 642 million and depreciation of US$ 335  million, total cash cost at the port (mine, plant, railroad and port, after royalties) was US$ 1.313 billion. Cash cost per ton was US$ 22.70 per metric ton(9) in 1Q14. Excluding iron ore from third parties, cash cost per metric ton was US$ 21.59.

In 1Q14, iron ore expenses, net of depreciation, amounted to US$ 324 million, an increase of US$ 80 million in comparison with 4Q13, mainly reflecting higher contingencies (US$ 56 million) in 1Q14. R&D expenses were US$ 61 million, decreasing from US$ 109 million in 4Q13. Pre-operating expenses for iron ore fell to US$ 24 million, against US$ 52 million in 4Q13.

(9)  As per segment reporting notes to the financial statements: US$ 1.955 billion in costs net of depreciation and amortization, less US$ 642 million in iron ore freight, over iron ore sales of 57.8Mt.

IRON ORE COGS - 4Q13 x 1Q14 (US$ million)

		Variance drivers
US$ million	4Q13	Volume	Exchange Rate	Others	Total Variation 4Q13 x 1Q14	1Q14 Total
Outsourced services	416	-86	-16	31	-71	345
Materials	296	-61	-11	2	-70	226
Energy (Electricity, fuel & gas)	141	-29	-5	4	-30	111
Acquisition of products	128	-27	—	28	1	129
Personnel	296	-61	-11	-7	-79	217
Freight	974	-332	—	—	-332	642
Depreciation	378	—	-15	-28	-43	335
Others	386	-75	-7	-19	-101	285
Total	3,015	-671	-66	11	-725	2,290

Note: The effects of volume, exchange rate and other variations are not accounting figures calculated for management purposes.

Iron ore pellets

Adjusted EBITDA of pellets in 1Q14 was US$ 805 million, 38.4% lower than in 4Q13. The decrease was mainly due to the fact that we received lower dividends from our non-consolidated affiliated companies (US$ 423 million), which traditionally are concentrated in the fourth quarter of the year, and lower sales prices and volumes (US$ 140 million) in 1Q14, which were partly mitigated by lower SG&A, R&D and other expenses (US$ 54 million).

Gross pellet sales revenues in 1Q14 were US$ 1.471 billion, slightly higher than in 1Q13 but 12.3% lower than in 4Q13. The increase against 1Q13 was due to higher sales volumes, which were partly offset by the decrease in sales prices. The decrease compared with 4Q13 was due to lower sales volumes and prices. Sales volumes totaled 9.986 Mt in 1Q14, 6.0% higher than in 1Q13, supported by better production, while 10.6% lower than in 4Q13, as sales tend to be stronger in the last quarter of the year.

Pellet production was 9.928 Mt in 1Q14, 8.6% higher than in 1Q13, supported by better weather conditions in 1Q14. Output was lower than in 4Q13 due to scheduled maintenance stoppages, which are concentrated in the first half of the year.

Pellet prices decreased by US$ 2.86 per metric ton, from US$ 150.17 per metric ton in 4Q13 to US$ 147.31 in 1Q14, showing a better performance than the Platt’s iron ore reference price (CFR China) which decreased by US$ 14.2/t in the quarter. Vale was able to charge higher pellet premiums due to the strong demand for pellets in 1Q14. Additionally, contracts linked to past prices contributed to the increase in the average price.

Pellet costs, net of depreciation charges, were US$ 612 million in 1Q14. After adjusting for the effects of higher volumes and exchange rate variations, costs were up by US$ 18 million when compared to 4Q13. This increase was mainly due to higher leasing costs of US$ 19 million, as contracts for the leased pellet plants have price-adjusted fees based on the pellet premiums, which increased in 1Q14.

Pre-operating and stoppage expenses for pellets reduced from US$ 29 million in 4Q13 to US$ 22 million in 1Q14, mainly as stoppage expenses related to the shutdown of the Tubarão I and II and the São Luis plants decreased.

Manganese ore and ferroalloys

Adjusted EBITDA of manganese ore and ferroalloys in 1Q14 decreased to US$ 7 million, from US$ 61 million in 4Q13, mainly due to lower sales volumes (US$ 53 million), as a result of weaker demand.

Manganese ore gross sales revenues decreased to US$ 21 million, 78.8% lower than in 4Q13, due to lower sales volumes, partly mitigated by higher sales prices. Production of manganese ore was 470,000 t in 1Q14 against 638,000 t in 4Q13 and 501,000 t in 1Q13.

Ferroalloys gross sales revenues were US$ 61 million, slightly lower than the US$ 62 million in 4Q13, since higher sales volumes were more than offset by lower sales prices. Ferroalloys production in 1Q14 was 8.7% lower than in 4Q13, due to a decision to shut down furnaces and sell excess energy to the Brazilian national grid.

Market outlook

Demand for iron ore will increase moderately in 2014, as emerging markets look set to grow slowly while tackling structural issues. Despite the deceleration in emerging markets, a sustained recovery in developed economies, including in the USA and Euro-zone, will partly offset this more modest growth elsewhere.

More specifically, growth in China decelerated in 1Q14 to 7.4% year-on-year, from 7.7% in 4Q13, as the country started to implement reforms. Despite this less buoyant economic activity in China, demand is expected to absorb the incremental seaborne iron ore supply for the coming years with some partial dislocation of marginal iron ore producers from the cost curve. In 1Q14 China’s steel output increased by 2.4% year-on-year; reinforcing our view that Chinese steel production will remain strong in 2014.

On the supply side, global iron ore production remained robust in 1Q14, despite mild seasonal reduction in output from Australia and Brazil. In 2014 supply will probably remain vigorous, mainly driven by an increasing production from Australian miners.

High quality iron ore will command even higher premiums as the quality of global iron ore supply decreases and pollution controls tighten on steel mills.  Vale is undoubtedly well positioned and its high quality ores are expected to benefit from the industry’s requirements for “green” ores.

FERROUS MINERALS BUSINESS PERFORMANCE

VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	1Q14%		4Q13%		1Q13%
Americas	9,741	14.4	11,058	13.0	9,797	15.0
Brazil	8,358	12.3	9,764	11.5	8,575	13.2
Others	1,383	2.0	1,294	1.5	1,222	1.9
Asia	43,425	64.0	55,687	65.7	41,130	63.2
China	32,012	47.2	40,874	48.2	31,405	48.2
Japan	6,427	9.5	8,772	10.3	4,719	7.2
Others	4,987	7.4	6,041	7.1	5,005	7.7
Europe	11,901	17.5	14,872	17.5	12,220	18.8
Germany	4,855	7.2	6,128	7.2	4,260	6.5
France	1,077	1.6	2,121	2.5	2,494	3.8
Others	5,970	8.8	6,623	7.8	5,467	8.4
Middle East	2,089	3.1	2,327	2.7	1,423	2.2
Rest of the World	673	1.0	820	1.0	534	0.8
Total	67,829	100.0	84,764	100.0	65,104	100.0

IRON ORE CASH COST

	1Q14	4Q13	1Q13
Costs (US$ million)
COGS, less depreciation and amortization	1,955	2,636	1,961
Costs of ore acquired from third parties	129	128	66
Maritime freight costs	642	974	600
One-off items	—	79	—
FOB costs	1,184	1,455	1,295
Volumes (Mt)
Total iron ore volume sold	57.84	73.60	55.68
Volume acquired from third parties	3.00	3.78	1.77
Volume sold of Vale’s own ore	54.85	69.82	53.91
Vale’s iron ore cash cost, FOB (US$/t)	21.59	20.84	24.02

GROSS OPERATING REVENUE BY PRODUCT

US$ million	1Q14	4Q13	1Q13
Iron ore	5,236	8,314	6,219
Pellets	1,471	1,677	1,458
Manganese ore	21	99	64
Ferroalloys	61	62	66
Others	150	25	27
Total	6,939	10,177	7,834

AVERAGE SALE PRICE

US$/ metric ton	1Q14	4Q13	1Q13
Iron ore - Platts’s 62% IODEX(1)	120.38	134.60	148.40
Iron ore	90.52	112.97	111.69
Pellets	147.31	150.17	154.67
Manganese ore	169.35	152.54	153.10
Ferroalloys	1,196.08	1,265.31	1,383.69

VOLUME SOLD

‘000 metric tons	1Q14	4Q13	1Q13
Iron ore	57,843	73,597	55,679
Pellets	9,986	11,167	9,425
Manganese ore	124	649	417
Ferroalloys	51	49	48

SELECTED FINANCIAL INDICATORS

US$ million	1Q14	4Q13	1Q13
Net Revenues	6,818	10,079	7,683
Costs(2)	(2,785)	(3,416)	(2,524)
Expenses(2)	(328)	(291)	(373)
Pre-operating and stoppage expenses(2)	(51.0)	(82.0)	(86.0)
R&D expenses	(61)	(112)	(63)
Adjusted EBITDA	3,604	6,654	4,637
Depreciation and amortization	(453)	(495)	(372)
Adjusted EBIT	3,140	5,683	4,265
Adjusted EBIT margin (%)	46.1	56.4	55.5

(1) Iron ore reference price - Platts’s 62% IODEX CFR China (US$/dry metric ton)

(2) Net of depreciation and amortization

Base Metals

In 1Q14, adjusted EBITDA increased by 21.2% to US$ 549 million compared to US$ 453 million in 1Q13(10), mainly due to lower costs and lower pre-operating expenses with VNC and Long Harbour. The decrease in

(10)  Excluding the one-off effect of the gold streaming transactions of US$ 244 million in 1Q13.

costs and expenses more than offset the reduction in realized prices. Compared to 4Q13 adjusted EBITDA more than doubled with lower pre-operating expenses and costs, even after excluding one-off items in 4Q13 .

Nickel sales revenues in 1Q14, totaling US$ 928 million, decreased by 14.4% in comparison with 1Q13 due to the lower average realized price of US$ 14,277 per metric ton in 1Q14 versus US$ 17,206 in 1Q13. The decrease in sales revenues was partially mitigated by a slight increase in sales volumes, 65,000 t against 63,000 t in 1Q13. Sales revenues were 3.0% below 4Q13, due to lower sales volumes, being partly mitigated by higher sales prices. Nickel sales prices showed an improvement in 1Q14, as prices started to recover from the US$ 13,870 per metric ton in 4Q13.

Nickel production reached 67,500 t in 1Q14, 3.7% higher than in 1Q13 and almost in line with production in 4Q13 of 67,900 t, reaching a historical mark for a first quarter. Negative impacts from a longer and colder winter in our Canadian operations were offset by increased production from Onça Puma and Vale New Caledonia.

Copper sales revenues reached US$ 505 million, 1.6% lower than in 1Q13, as a result of a reduced average realized price of US$ 6,024 per metric ton versus US$ 7,105 in 1Q13. This effect was almost entirely compensated by higher sales volumes, 84,000 t compared to 72,000 t in 1Q13, reflecting the ramp-up of Salobo I, which produced 21,100 t of copper in concentrates in 1Q14, 90.7% higher than in 1Q13. In comparison with 4Q13, sales volumes decreased by 15.7% as a consequence of lower production at Sossego and Voisey’s Bay. In January, we experienced a failure in the grinding section of the mill at Voisey’s Bay, which resulted in a loss of three weeks of milling time. The mill resumed operations on February 1st, 2014. During January and February, the Sossego mine operated in a lower than average grade section of the ore body. Grades increased later in the quarter, but rains delayed access to certain areas of the pit.

PGMs (platinum group metals) sales revenues grew 25.0% in 1Q14 versus 1Q13, reaching US$ 156 million, with higher volumes sold, 164,000 oz against 125,000 oz in 1Q13. Compared to 4Q13, revenues were 18% higher as a result of higher sales prices.

Gold sales were US$ 101 million in 1Q14, 31.3% higher than in 1Q13, with sales increasing from 48,000 oz in 1Q13 to 79,000 oz. The increase in sales reflects the ramp-up of Salobo I. Compared to 4Q13, revenues decreased by 14.9% due to lower sales volumes mainly as a reflection of Sossego’s performance.

Base metals costs were US$ 1.399 billion in 1Q14, decreasing US$ 184 million when compared to 4Q13. After adjusting for the effects of lower volumes (-US$ 120 million) and exchange rate variations (-US$ 54 million), costs decreased by US$ 10 million versus 4Q13, mainly due to the personnel costs (-US$ 63 million), partially offset by an increase in outsourced services (US$ 57 million).

BASE METALS COGS - 4Q13 x 1Q14 (US$ million)

		Variance drivers
US$ million	4Q13	Volume	Exchange Rate	Others	Total Variation 4Q13 x 1Q14	1Q14 Total
Outsourced services	242	-30	-9	57	18	260
Materials	254	-28	-9	-31	-68	186
Energy (Electricity, fuel & gas)	179	-16	-6	4	-20	159
Acquisition of products	129	-9	-4	3	-10	119
Personnel	323	-30	-11	-63	-104	219
Depreciation	402		-13	-2	-14	388
Others	54	-7	-2	22	13	67
Total	1,583	-120	-54	-10	-184	1,399

Note: The effects of volume, exchange rate and other variations are not accounting figures calculated for management purposes.

SG&A and other expenses decreased to US$ 18 million in 1Q14 from US$ 203 million in 4Q13. Other expenses were augmented by a series of one-off effects in 4Q13, including a provision for inventory loss in Onça Puma and the effluent maintenance in VNC.

Pre-operating and stoppage expenses totaled US$ 119 million, US$ 96 million lower than in 4Q13, reflecting lower expenses with VNC and Long Harbour. VNC ramp-up is progressing well with two autoclaves and a single roaster running for most of March. All three autoclaves and two roasters were online for the last week of March.

VNC EBITDA was negative US$ 84 million after incurring pre-operating expenses of US$ 97 million(11) in 1Q14. The pre-operating expenses were calculated based on our estimate of the costs incurred during the ramp-up on top of the normalized expected costs for VNC once it is operating at full capacity.  It is noteworthy that VNC´s EBITDA was negative US$ 19 million in March, thus the continuation of the ramp-up and the recovery in nickel prices may lead to VNC achieving break-even in EBITDA by 3Q14.

Salobo is ramping up and achieved 84% of its nominal capacity, generating US$ 66 million in EBITDA in 1Q14, while Onça Puma generated US$ 15 million EBITDA in 1Q14.

Market outlook

Nickel

The LME nickel price averaged US$14,643/t in the first quarter representing a 5% improvement over 4Q13.  From January to March, nickel prices trended upward, rising almost 13% in the quarter, as demand continued to increase and supply faced restrictions after the Indonesian ore export ban became effective in January. Compared to other LME traded metals, nickel has been the star performer.

Demand for nickel across segments showed steady improvements, mainly reflecting improvements in Western Europe, Japan and in the US in 1Q14.  Demand growth from Chinese stainless steel producers was subdued after the large increase experienced in 2013.  On the supply side, the impact of the Indonesian ore ban on the physical nickel market has been muted given inventories of nickel ore stockpiled in China.  However, higher nickel ore prices and concentrated ownership of the ore stockpiles are expected to impact Chinese FeNi/NPI production in coming months.

Up to now, nickel prices have continued to be strong, having moved above US$ 18,000/t in late April.  As the Indonesian ore exports accounted for over 20% of world refined production in 2013, and as the Indonesian ore exports ban are expected to go on for the foreseeable future, we anticipate that prices will keep trending upward into coming quarters.

Copper

Copper prices slowed down at the beginning of 2014, with quarterly prices dropping to US$7,041/t down 2% from 4Q13 levels.

In March, prices fell below US$7,000/t as China encountered its first corporate bond default with a resulting tightening of credit within the country.  Despite concerns about Chinese growth, demand for copper in March increased by 10% month-on-month, supported by cable producers and the construction sector.  Also, demand growth ex-China has picked up, suggesting a more robust demand into the second half of the year.

(11)  Excluding depreciation of US$ 24 million.

On the supply side, expectations of increased production are weighing on prices, as new projects should ramp-up in 2014 and 2015. On the upside, there is a consensus regarding a copper deficit in 2-3 years helped by a deceleration in mine supply growth. In order to avoid this deficit a more appropriate incentive price should be settled.

Overall, copper prices look set to improve in the remaining of the year supported by solid market fundamentals.

BASE METALS BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	1Q14	4Q13	1Q13
Nickel	928	957	1,084
Copper	505	647	514
PGMs	156	132	125
Gold	101	118	77
Silver	12	11	11
Cobalt	15	17	18
Others	11	15	14
Total	1,728	1,897	1,842

AVERAGE SALE PRICE

US$/ metric ton	1Q14	4Q13	1Q13
Nickel	14,276.92	13,869.57	17,205.76
Copper	6,024.08	6,506.62	7,104.54
Platinum (US$/oz)	1,433.63	1,383.14	1,626.29
Gold (US$/oz)	1,278.40	1,256.74	1,626.13
Silver (US$/oz)	24.74	18.38	26.09
Cobalt (US$/lb)	11.51	10.80	10.11

VOLUME SOLD

‘000 metric tons	1Q14	4Q13	1Q13
Nickel operations & by products
Nickel	65	69	63
Copper	39	44	44
Gold (‘000 oz)	20	25	21
Silver (‘000 oz)	433	500	408
PGMs (‘000 oz)	164	144	125
Cobalt (metric ton)	591	714	805
Copper operations & by products
Copper	45	55	28
Gold (‘000 oz)	59	69	27
Silver (‘000 oz)	64	124	—

SELECTED FINANCIAL INDICATORS

US$ million	1Q14	4Q13	1Q13
Net Revenues	1,728	1,897	1,842
Costs(1)	(1,011)	(1,180)	(1,059)
Expenses(1)	(18)	(203)	166
Pre-operating and stoppage expenses(1)	(119)	(215)	(192)
R&D expenses	(31)	(56)	(60)
Adjusted EBITDA(2)	549	243	697
Depreciation and amortization	(429)	(450)	(463)
Adjusted EBIT(2)	120	(207)	234
Adjusted EBIT margin(2) (%)	6.9	(10.9)	12.7

(1) Net of depreciation and amortization

(2) Including US$ 244 million from the gold stream transaction

Coal

In 1Q14, adjusted EBITDA for the coal business was negative US$ 162 million against negative US$ 226 million in 1Q13 and negative US$ 82 million in 4Q13. As mentioned in the previous quarter, our operations continue to be impacted by the sub-utilization of our asset base, as current low prices do not compensate for undiluted costs. Adjusted EBITDA was impacted by lower sales prices and volumes relative to 1Q13 and 4Q13, and also by the increase in costs, as our fixed cost base did not get further diluted in the quarter. The positive effect of the exchange rate and lower expenses contributed to the year-on-year increase in adjusted EBITDA.

Revenues from met coal were US$ 101 million in 1Q14, lower than 1Q13 as a result of lower sales volumes and the average realized price of US$ 114.36 per metric ton versus US$ 142.09 in 1Q13. Compared to 4Q13, revenues were down mostly due to sales volume reduction, 880,000 t versus 2.478 Mt in 4Q13. Sales volumes were significantly lower as a reflection of weaker operational performance at Carborough Downs (CD), after the longer than expected longwall move due to a roof fall at the beginning of January. The Moatize operations were normalized after the supply of explosives was restored. Revenues from sales of thermal coal in 1Q14 were US$ 36 million, compared to US$ 29 million and US$ 6 million in 4Q13 and 1Q13, respectively.

In 1Q14, coal costs amounted to US$ 276 million, US$ 140 million lower than in 4Q13. Excluding the effect of lower volumes (-US$ 196 million) and exchange rates (US$ 14 million), costs were up by US$ 42 million, due to idling of some underground mining exploration areas in Australia, which caused higher deferred costs for striping (US$ 50 million) that affected: (i) others (US$ 18 million), (ii) personnel (US$ 15 million), (iii) outsourced services (US$ 11 million) and (iv) energy costs (US$ 6 million).

Coal expenses increased from US$ 3 million in 4Q13 to US$ 53 million in 1Q14. In 4Q13, there was a positive impact from a provision reversal (US$ 25 million). Pre-operating expenses for coal decreased to US$ 8 million from US$ 26 million in 4Q13.

COAL COGS - 4Q13 x 1Q14 (US$ million)

		Variance drivers
US$ million	4Q13	Volume	Exchange Rate	Others	Total Variation 4Q13 x 1Q14	1Q14 Total
Outsourced services	51	-28	1	28	1	52
Materials	177	-97	6	-13	-104	73
Energy (Electricity, fuel & gas)	8	-5	—	6	1	9
Acquisition of products	—	—	—	—	—	—
Personnel	50	-26	3	15	-8	42
Depreciation	42	—	1	-4	-3	39
Others	88	-40	3	10	-27	61
Total	416	-196	14	42	-140	276

Note: The effects of volume, exchange rate and other variations are not accounting figures calculated for management purposes.

Market outlook

Metallurgical coal prices remained depressed in the first quarter of 2014, reflecting the slowdown in Chinese demand, as it has prioritized destocking of coking coal. The average hard coking coal price was US$ 109.3/t FOB Australia in the 1Q14 down from US$ 126.5/t in 4Q13.

Market fundamentals should improve in the near term. At the current reduced price level, a significant number of coal mines, mostly in the US and China, are set to cut supply in the near future. Cost of mining is increasing making operations economically unviable. Meanwhile, demand looks set to recover in China, as demand picks up with the end of the winter and as the market reacts to the central government’s mini-stimulus plan, which is focused on infrastructure development.

As a result, a gradual recovery in coal prices is expected for this year. In the longer term, prices will be supported by a continued demand stemming from a trend towards global urbanization.

COAL BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	1Q14	4Q13	1Q13
Metallurgical coal	101	304	206
Thermal coal	36	29	6
Total	137	333	211

AVERAGE SALE PRICE

US$/ metric ton	1Q14	4Q13	1Q13
Metallurgical coal	114.36	122.80	142.09
Thermal coal	75.49	74.68	94.30

VOLUME SOLD

‘000 metric tons	1Q14	4Q13	1Q13
Metallurgical coal	880	2,478	1,447
Thermal coal	476	391	60
Total	1,356	2,869	1,507

SELECTED FINANCIAL INDICATORS

US$ million	1Q14	4Q13	1Q13
Net Revenues	137	334	211
Costs(1)	(237)	(375)	(261)
Expenses(1)	(53)	(3)	(155)
Pre-operating and stoppage expenses(1)	(8)	(26)	(11)
R&D expenses	(1)	(12)	(10)
Adjusted EBITDA	(162)	(82)	(226)
Depreciation and amortization	(39)	(42)	(42)
Adjusted EBIT	(201)	(124)	(268)
Adjusted EBIT margin (%)	(146.7)	(37.1)	(127.0)

(1) Net of depreciation and amortization

Fertilizer nutrients

Adjusted EBITDA for the fertilizers business increased to US$ 35 million in 1Q14 from negative US$ 105 million in 4Q13. The increase of US$ 140 million from the previous quarter was mainly driven by lower costs and expenses (US$ 164 million) and the effects of exchange rate variations (US$ 10 million), which were partly mitigated by lower sales prices (US$ 51 million).

Potash sales revenues reached US$ 39 million in 1Q14, 22.0% lower than in 4Q13, mainly due to lower sales volumes. Compared to 1Q13, sales revenues were 31.1% lower mainly due to lower sales prices — US$ 336.21 per ton versus US$ 471.66 in 1Q13. The volume sold of 116,000 t was slightly lower than the 120,000 t sold in 1Q13. Production of potash totaled 109,000 t in 1Q14, 13.4% lower than in 4Q13 and 8.9% lower than in 1Q13. In 1Q14, we accessed lower quality ore and faced lower availability of the concentration plant due to scheduled maintenance.

Phosphate products sales revenues totaled US$ 420 million in 1Q14, in line with US$ 423 million in 4Q13 and 15.2% lower than the US$ 496 million registered in 1Q13. The decrease against 1Q13 was mainly due to the lower sales prices (US$ 149 million), which were partially compensated by the increase of volume sold (US$ 73 million). Sales volumes of phosphate products increased in relation to 4Q13 and 1Q13.

Nitrogen fertilizers sales revenues reached US$ 92 million in 1Q14, in line with the US$ 95 million in 4Q13 but 53.2% lower than in 1Q13. This decrease in revenues was mainly a result of lower sales volumes (US$ 90 million), and lower average sales price (US$ 14 million). The lower sales volumes reflected the decrease of ammonia and urea production, resulting from the sale of the Araucária operation at the end of 2Q13.

In 1Q14, fertilizer costs were US$ 521 million, being US$ 38 million lower than in 4Q13. After excluding the effects of higher volumes (US$ 8 million) and exchange rate variations (-US$ 12 million), costs were down by US$ 34 million, reflecting lower costs with materials (-US$ 11 million), outsourced services (-US$ 11 million), personnel (-US$ 8 million) and others costs (-US$ 10 million), which were partially offset by higher costs with energy (US$ 7 million) and depreciation (US$ 2 million).

Fertilizer expenses decreased to US$ 22 million in 1Q14 against US$ 69 million in 4Q13. Pre-operating and stoppage expenses totaled US$ 30 million in 1Q14, mainly due to the phosphate operations (US$ 22 million), decreasing from US$ 99 million in 4Q13.

FERTILIZERS COGS - 4Q13 x 1Q14 (US$ million)

		Variance drivers				1Q14
US$ million	4Q13	Volume	Exchange Rate	Others	Total Variation 4Q13x 1Q14	Total
Outsourced services	99	1	-2	-11	-12	87
Materials	183	2	-4	-11	-13	170
Energy (Electricity, fuel & gas)	63	2	-1	7	7	70
Acquisition of products	2	1	—	-3	-2	—
Personnel	77	1	-2	-8	-9	68
Depreciation	91	—	-2	2	1	92
Others	44	1	-1	-10	-10	34
Total	559	8	-12	-34	-38	521

Note: The effects of volume, exchange rate and other variations are not accounting figures calculated for management purposes.

Market Outlook

The fertilizer market showed signs of improvement at the end of 1Q14, after facing demand challenges in 2013.

More specifically, the phosphate market has moved from oversupply in late 2013 to balance in 1Q14, as global demand picked up and supply faced some problems. Demand was driven by strong imports coming mainly from Brazil, as the country prepared itself for the second harvest and is likely to remain strong for the rest of this year. Meanwhile, supply became more restricted in 1Q14, as several major producing regions in Africa reduced their deliverables, facing difficulties loading vessels and suffering from plant outages.

The potash market also improved and is expected to continue relatively balanced in 2014. Demand coming from China and India has been recovering, supporting higher prices in spot markets such as Brazil and Southeast Asian countries.

The political turmoil in the Black Sea region, involving Russia and the Ukraine, has added pressure mostly to Nitrogen fertilizer prices. Russia is a major exporter of potash and nitrogen. Ukraine is a large producer of grains, and the region is a major exporter of ammonia, an input for phosphate fertilizers such as DAP and MAP.

In India, one of the major fertilizer markets, there has not been a recovery in imports and it is early to anticipate what the Indian market reaction to a new Government will be, given the development of the subsidy policies mainly for phosphates and potash.

For 2014, we should expect some volatility in the market, however, Brazilian demand is expected to continue its growth path.

FERTILIZER NUTRIENTS BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	1Q14	4Q13	1Q13
Potash	39	50	57
Phosphates	420	423	496
Nitrogen	92	95	196
Others	19	23	20
Total	570	591	769

AVERAGE SALE PRICE

US$/ metric ton	1Q14	4Q13	1Q13
Potash	336.21	354.61	471.66
Phosphates
MAP	502.21	516.73	605.18
TSP	396.57	425.00	505.59
SSP	204.68	221.05	285.99
DCP	548.83	612.73	642.68
Phosphate rock	58.10	77.34	122.03
Nitrogen	557.58	552.33	644.04

VOLUME SOLD

‘000 metric tons	1Q14	4Q13	1Q13
Potash	116	141	120
Phosphates
MAP	296	269	298
TSP	159	128	94
SSP	417	380	430
DCP	124	110	100
Phosphate rock	809	918	590
Others phosphates	43	36	32
Nitrogen	165	172	305

SELECTED FINANCIAL INDICATORS

US$ million	1Q14	4Q13	1Q13
Net Revenues	533	559	721
Costs(1)	(429)	(467)	(554)
Expenses(1)	(22)	(69)	(55)
Pre-operating and stoppage expenses(1)	(30.0)	(99.0)	(22.0)
R&D expenses	(17)	(29)	(8)
Adjusted EBITDA	35	(105)	82
Depreciation and amortization	(100)	(101)	(119)
Adjusted EBIT	(65)	(206)	(37)
Adjusted EBIT margin (%)	(12.2)	(36.9)	(5.1)

(1) Net of depreciation and amortization

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES

For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com/Investors/Quarterly results and reports/Financial statements - Vale

CONFERENCE CALL AND WEBCAST

Vale will host two conference calls and webcasts on Wednesday, April 30th. The first, in Portuguese (without translation), will begin at 2:00 p.m. Rio de Janeiro time. The second, in English, at 3:00 p.m. Rio de Janeiro time, 2:00 p.m. US Eastern Standard Time, 7:00 p.m. British Standard Time, and 2:00 a.m. Hong Kong time.

Dial in to conference calls/webcasts:

In Portuguese:

Participants from Brazil: (55 11) 3193-1001 / (55 11) 2820-4001

Participants from the US: (1 888) 700-0802

Participants from other countries: (1 786) 924-6977

Access code: VALE

In English:

Participants from Brazil: (55 11) 3193-1001 / (55 11) 2820-4001

Participants from USA: (1 866) 262-4553

Participants from other countries: (1 412) 317-6029

Access code: VALE

Instructions for participation will be available on the website: www.vale.com/Investors. A recording will be available on Vale’s website for 90 days as of April 30th, 2014.

ANNEX 1 — SIMPLIFIED FINANCIAL STATEMENTS

INCOME STATEMENT

US$ million	1Q14	4Q13	1Q13
Gross operating revenues	9,682	13,273	10,860
Taxes	(179)	(148)	(214)
Net operating revenue	9,503	13,125	10,646
Cost of goods sold	(5,590)	(6,658)	(5,404)
Gross profit	3,913	6,467	5,242
Gross margin (%)	41.2	49.3	49.2
Selling, general and administrative expenses	(282)	(339)	(352)
Research and development expenses	(145)	(272)	(171)
Gain (loss) from sale of assets	—	(215)	—
Impairment	—	(2,298)	—
Others	(465)	(810)	(510)
Operating profit	3,021	2,533	4,209
Financial revenues	103	346	68
Financial expenses	(682)	(3,285)	(601)
Gains (losses) on derivatives, net	212	(273)	106
Monetary and exchange variation	516	(944)	81
Equity income and provision for losses	195	116	172
Income before taxes	3,365	(1,507)	4,035
Tax and social contribution	(989)	(5,077)	(927)
Gain (loss) from sale of investments	—	41	—
Net Earnings from continuing operations	2,376	(6,543)	3,108
Gain (loss) from discontinued operations	—	55	(56)
Minority shareholding participation	139	37	57
Net earnings (attributable to the Company’s stockholders)	2,515	(6,451)	3,109
Earnings per share (attributable to the Company’s stockholders - US$)	0.49	(1.26)	0.60
Diluted earnings per share (attributable to the Company’s stockholders - US$)	0.49	(1.26)	0.60

FINANCIAL RESULTS

US$ million	1Q14	4Q13	1Q13
Gross interest	(334)	(359)	(333)
Debt with third parties	(334)	(358)	(333)
Debt with related parties	—	(1)	—
Tax and labor contingencies	(7)	(15)	(17)
Others	(180)	(274)	(251)
Financial expenses (REFIS)	(161)	(2,637)	—
Financial expenses	(682)	(3,285)	(601)
Financial income	103	346	68
Derivatives	212	(273)	106
Exchange and monetary gain (losses), net	516	(944)	81
Financial result, net	149	(4,156)	(346)

EQUITY INCOME BY BUSINESS SEGMENT

US$ million	1Q14%		4Q13%		1Q13%
Ferrous minerals	217	111.3	168	144.8	179	104.1
Coal	12	6.2	5	4.3	5	2.9
Base metals	(6)	(3.1)	(9)	(7.8)	(3)	(1.7)
Steel	(19)	(9.7)	(46)	(39.7)	(2)	(1.2)
Others	(9)	(4.6)	(2)	(1.7)	(7)	(4.1)
Total	195	100.0	116	100.0	172	100.0

BALANCE SHEET

US$ million	3/31/2014	12/31/2013	3/31/2013
Assets
Current	22,991	24,377	22,876
Long-term	8,475	8,100	7,948
Fixed	96,171	92,120	102,330
Total	127,637	124,597	133,154
Liabilities
Current	8,962	9,612	11,393
Long term	50,776	50,049	44,225
Shareholders’ equity	67,899	64,936	77,536
Paid-up capital	56,101	56,101	56,101
Reserves	10,292	7,224	19,901
Non controlling interest	1,506	1,611	1,534
Total	127,637	124,597	133,154

CASH FLOW

US$ million	1Q14	4Q13	1Q13
Cash flows from operating activities:
Net income	2,376	(6,486)	3,109
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	1,026	1,135	1,007
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(195)	(116)	(172)
Deferred income taxes	61	(149)	(168)
Impairment	—	2,383	—
Loss on sale of property, plant and equipment	127	391	78
Gain on sale of assets	—	174	—
Exchange and monetary losses	(311)	183	(321)
Net unrealized derivative losses	(195)	(120)	(9)
Debentures	22	13	167
Others	9	(156)	(50)
Decrease (increase) in assets:
Accounts receivable	1,822	(271)	421
Inventories	(811)	285	(349)
Recoverable taxes	755	(2,253)	34
Others	63	(252)	188
Increase (decrease) in liabilities:
Suppliers	20	(68)	(340)
Payroll and related charges	(594)	268	(642)
Income tax	(208)	(150)	(17)
Gold stream transaction	—	—	1,319
REFIS settlement	—	7,189	—
Others	115	(332)	(387)
Net cash provided by operating activities	4,082	1,668	3,868

Cash flows from investing activities:
Short term investments	1	76	(321)
Loans and advances receivable	(97)	40	24
Guarantees and deposits	(32)	(76)	(24)
Additions to investments	(121)	(21)	(182)
Additions to property, plant and equipment	(2,383)	(3,795)	(3,547)
Dividends received	11	499	—
Proceeds from Gold stream transaction	—	—	581
Proceeds from disposals of investment	—	1,935	95
Net cash used in investing activities	(2,621)	(1,342)	(3,374)

Cash flows from financing activities:
Short-term debt, net issuances(repayments)	134	—	(14)
Long-term debt	517	2,068	129
Repayment of long-term debt	(293)	(1,869)	(410)
Interest attributed to shareholders	—	(2,250)	—
Dividends to minority interest	—	(10)	—
Net cash used in financing activities	358	(2,061)	(295)

Increase (decrease) in cash and cash equivalents	1,819	(1,735)	199
Effect of exchange rate changes on cash and cash equivalents	42	(65)	11
Cash and cash equivalents, beginning of period	5,321	7,121	5,832
Cash and cash equivalents, end of period	7,182	5,321	6,042

Supplemental information
Cash paid during the period for:
Interest on long-term debt	(453)	(375)	(434)
Income tax	(159)	(811)	(824)
Income taxes-settlement program	(116)	(2,594)	—
Non-cash transactions:
Interest capitalized	15	30	117

ANNEX 2 — VOLUMES SOLD, PRICES AND MARGINS

VOLUME SOLD - MINERALS AND METALS

‘000 metric tons	1Q14	4Q13	1Q13
Iron ore	57,843	73,597	55,679
Pellets	9,986	11,167	9,425
Manganese ore	124	649	417
Ferroalloys	51	49	48
Thermal coal	476	391	60
Metallurgical coal	880	2,478	1,447
Nickel	65	69	63
Copper	84	99	72
Gold (‘000 oz)	79	94	47
Silver (‘000 oz)	497	625	408
PGMs (‘000 oz)	164	144	125
Cobalt (metric ton)	591	714	805
Potash	116	141	120
Phosphates
MAP	296	269	298
TSP	159	128	94
SSP	417	380	430
DCP	124	110	100
Phosphate rock	809	918	590
Others phosphates	43	36	32
Nitrogen	165	172	305

AVERAGE SALE PRICES

US$/ton	1Q14	4Q13	1Q13
Iron ore	90.52	112.97	111.69
Pellets	147.31	150.17	154.67
Manganese ore	169.35	152.54	153.10
Ferroalloys	1,196.08	1,265.31	1,383.69
Thermal coal	75.49	74.68	94.30
Metallurgical coal	114.36	122.80	142.09
Nickel	14,276.92	13,869.57	17,205.76
Copper	6,024.08	6,506.62	7,104.54
Platinum (US$/oz)	1,433.63	1,383.14	1,626.29
Gold (US$/oz)	1,278.40	1,256.74	1,626.13
Silver (US$/oz)	24.74	18.38	26.09
Cobalt (US$/lb)	11.51	10.80	10.11
Potash	336.21	354.61	471.66
Phosphates
MAP	502.21	516.73	605.18
TSP	396.57	425.00	505.59
SSP	204.68	221.05	285.99
DCP	548.83	612.73	642.68
Phosphate rock	58.10	77.34	122.03
Nitrogen	557.58	552.33	644.04

OPERATING MARGIN BY SEGMENT (EBIT ADJUSTED MARGIN)

%	1Q14	4Q13	1Q13
Ferrous minerals	46.1	56.4	55.5
Coal	(146.7)	(37.1)	(127.0)
Base metals	6.9	(10.9)	12.7
Fertilizer nutrients	(12.2)	(36.9)	(5.1)
Total	31.8	38.4	39.5

ANNEX 3 — RECONCILIATION OF IFRS and “NON-GAAP” INFORMATION

(a) Adjusted EBIT

US$ million	1Q14	4Q13	1Q13
Net operating revenues	9,503	13,125	10,646
COGS	(5,590)	(6,658)	(5,404)
SG&A	(282)	(339)	(352)
Research and development	(145)	(272)	(171)
Other operational expenses	(465)	(810)	(510)
Adjusted EBIT	3,021	5,046	4,209

(1) Excluding non-recurring effects.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	1Q14	4Q13	1Q13
Operational cash flow	4,082	1,668	3,868
Income tax	928	5,039	1,100
FX and monetary losses	311	(183)	77
Financial expenses	(69)	4,357	349
Net working capital	(1,162)	(4,416)	(515)
Dividends received	11	499	—
Other	(43)	(109)	337
Adjustment for non-recurring items	—	(216)	—
Adjusted EBITDA	4,058	6,639	5,216

(c) Net debt

RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	1Q14	4Q13	1Q13
Total debt	30,346	29,727	30,191
Cash and cash equivalents	7,184	5,324	6,609
Net debt	23,162	24,403	23,582

(d) Total debt / LTM Adjusted EBITDA

US$ million	1Q14	4Q13	1Q13
Total debt / LTM Adjusted EBITDA (x)	1.4	1.3	1.6
Total debt / LTM operational cash flow (x)	2.0	2.0	1.8

(e) Total debt / Enterprise value

US$ million	1Q14	4Q13	1Q13
Total debt / EV (%)	32.1	28.7	26.2
Total debt / total assets (%)	23.8	23.9	22.7
Enterprise value = Market capitalization + Net debt

(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	1Q14	4Q13	1Q13
LTM adjusted EBITDA / LTM interest payments (x)	13.8	14.7	13.7
LTM operational profit / LTM interest payments (x)	8.9	9.8	6.8

This press release may include statements that present Vale’s expectations about future events or results.  All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: April 30, 2014		Rogerio T. Nogueira
Director of Investor Relations